FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16
or 15d-16of the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 1-11080

THE ICA CORPORATION HOLDING COMPANY
(Translation of registrant’s name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

For more information contact: Ing. Alonso Quintana (5255) 5272-9991 x3468 alonso.quintana@ica.com.mx Lic. Paloma Grediaga (5255) 5272-9991 x3470 paloma.grediaga@ica.com.mx	in the United States: Zemi Communications Daniel Wilson (212) 689-9560 d.b.m.wilson@zemi.com

ICA FLUOR SIGNS A CONTRACT TO BUILD 1,180 MW POWER PLANT FOR IBERDROLA

Mexico City, May 17, 2004 –ICA Fluor, the industrial engineering company jointly owned by (Fluor Corporation (NYSE: FLR) and Empresas ICA Sociedad Controladora (NYSE: ICA), today announced the signing of a contract for the construction of a combined-cycle power plant in Altamira, Tamaulipas, Mexico. The contract was awarded by Iberdrola Energía S.A., a subsidiary of Spain’s Grupo Iberdrola. The total investment in the project will be around US$ 570 million including the land, financing costs, generation equipment, and engineering, procurement and construction (EPC). The ICA Fluor contract includes only the EPC portion of the project.

The “Altamira V” generation plant will have a capacity of 1,180 megawatts and will provide electricity to the booming northern industrial zone of Mexico, as well as stabilizing the electrical grid in the area. Power generated will be sold to the Federal Electricity Commission (CFE) under its program to develop independent power producers (IPPs).

The contract is a 36-month, lump-sum, turnkey project that involves engineering, procurement, construction and start-up services. The project is scheduled for completion in November 2006. This plant will be a clean, combined-cycle, gas-fired plant designed to have minimal environment impact.

“This project is the third power plant awarded by Iberdrola to ICA Fluor. This new contract demonstrates Iberdrola’s confidence in ICA Fluor’s performance and confirms the good understanding between both companies to work in Mexico”, said Jorge Borja, ICA Fluor’s general director.

Grupo Iberdrola is one of the leading electricity companies in Europe. It has more than US$ 13 billion in assets, and has more than 13 million customers in Spain and Latin America. Grupo Iberdrola also operates in the industrial and real estate sectors.

ICA Fluor is the leading industrial engineering company in Mexico, dedicated to the engineering, procurement, and construction of telecommunication installations and chemical, petrochemical, automotive, refinery, electricity generation plants.

Founded in 1947, ICA has completed construction and engineering projects in 21 countries. ICA’s principal business units include Civil Construction, and Industrial Construction. Through its subsidiaries, ICA also manages airports and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long term contract rights.

Fluor Corporation (NYSE:FLR) provides services on a global basis in the fields of engineering, procurement, construction, operations, maintenance and project management. Headquartered in Aliso Viejo, Calif., Fluor is a FORTUNE 500 company with revenues of nearly $9 billion in 2003. For more information, visit www.fluor.com.

INVESTOR RELATIONS	www.ica.com.mx	1/1

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2004

Empresas ICA Sociedad Controladora, S.A. de C.V.

/s/ JOSE LUIS GUERRERO Name: Dr. José Luis Guerrero Title: Vice President, Finance